Exhibit 99.2

EXHIBIT
Cuisine Solutions continues its reorganization and announces further reduction in headcount at its US operation and Corporate head office in Alexandria, Virginia

Alexandria, VA (May 20, 2003) – In its effort to further reduce its operational cost at its US operation and minimize its overhead to meet the current challenge of the industry, the Company announced the further downsizing of its Corporate headquarter as well as a 15% reduction of its workforce in its plant in Alexandria, Virginia.

     The Company regrets to announce the departure of Robert Murphy, COO of Cuisine Solutions. Robert Murphy has greatly helped the Company in its reorganization and restructuring effort in the last four years and will be missed, says Stanislas Vilgrain.

     Stanislas Vilgrain, President and CEO of Cuisine Solutions, will assume both positions to lead the global restructuring.

     Separately, Mr. David Jordan has resigned from the Board of Directors of Cuisine Solutions due to his new demanding professional responsibilities within Pepsi Cola.

     Headquartered in Alexandria, VA, Cuisine Solutions is an award-winning innovator of chef-created, high quality entrées and sauces. With production facilities in Europe, North and South America, the company provides quality solutions worldwide to the banquet, transportation, restaurant and retail industries. The Company is publicly held and listed on the OTC-BB at CUIS.OB. Visit Cuisine Solutions online at www.cuisinesolutions.com.

# # #